Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange
Act of 1934 (Amendment No. 1  )*

Tollgrade Communications Inc.
(Name of Issue)

COMMON
 (Title of Class of Securities)

889542106
(Cusip number)

Check the following box if a fee is
being paid with this statement [
].  (A fee
is not required only if the filing
person: (1) has a previous
statement on file
reporting beneficial ownership of
more than five percent of the class
of
securities described in Item 1; and
(2) has filed no amendment
subsequent
thereto reporting beneficial
ownership of five percent or less
of such class)
(See Rule 13d-7).

*The remainder of this cover page
shall be filled out for a reporting
person's
initial filing on this form with
respect to the subject class of
securities, and
for any subsequent amendment
containing information which would
alter the
disclosure provided in a prior
cover page.

The information required in the
remainder of this cover page shall
not be deemed
to be "filed" for the purpose of
Section 18 of the Securities
Exchange Act of
1934 ("Act") or otherwise subject
to the liabilities in that section
of the Act
but shall be subject to all other
provisions of the Act (however, see
the
Notes).

Cusip Number: 889542106
13G

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a
group:  (a)
[   ]
(b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power: 248,400
6.   Shared voting power:
77,300
7.   Sole Dispositive
power:  248,400
8.   Shared dispositive
power:  77,300
9.   Aggregate amount beneficially
owned by each
reporting
person: 325,700
10.  Percent of class represented
by amount in Row 9:  5.45  11.
Type of Person
Reporting*:  IA
Item 1.   (a)  Name of Issuer:
Tollgrade
     Communications Inc (b)
Address
     of Issuer's
     Principal Executive
     Offices:

493 Nixon Road Cheswick,
PA  15024 Item 2.        (a)  Investment
Advisors,
Inc.
     (b)  3700 First
     Bank Place, Box
     357, Minneapolis,
     MN 55440 (c)
     Delaware
  (d)  Title of Class of
                Securiti
                es:
                Common
   (e)  Cusip Number:
        889542106
Item 3    (e)
Investment Advisor
registered under
Section 203 of
the
          Investment
Advisors Act of 1940.
Item 4.   (a)  Amount
beneficially owned:
325,700
     (b)  Percent of Class:
5.45
 (c)  Number of shares as to
         which such
         person has:

  (I)  Sole power to vote:
           248,400

     (ii) Shared power to
vote:  77,300

     (iii)     Sole power to
dispose or
direct
disposition of:
248,400

(iv) Shared power to dispose
          or direct

disposition of: 77,300
Item 5.        If this
statement is being
filed to
report the
fact that as of
          the date hereof the
reporting person has ceased
to be the
          beneficial owner of
more than five percent of the
class of
securities, check the
following:  [     ]

Item 6.        The shares
referred to in
this filing
are held by
various
          custodian banks for
various clients of Investment
Advisors, Inc.
          None of the
individual clients or
custodian banks holds more
   than 5% or more of the
           shares.

Item 7.        Not
applicable.

Item 8.        Not

applicable.

Item 9.        Not

applicable.

Item 10.

Certification

By signing below I certify
that, to the best of my
knowledge and belief, the
securities referred to
above were acquired in the
ordinary course of
business
and were not acquired for
the purpose of and do not
have the effect of
changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction having
such
purposes or effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify
that the infraction set
forth in this statement is
true, complete
and correct.

Date:   2/1/2000

/s/Julie vonArx

Julie vonArx
Manager of
Compliance